SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunstone Hotel Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

867892101

(CUSIP Number)

Sunstone Hotel Investors, L.L.C.

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Attn: Jon D. Kline

(949) 369-4000

with a copy to:

Steven B. Stokdyk, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone Hotel Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,516,702 (1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 4,516,702 (1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,516,702 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Sunstone Investors, LLC, which is the managing member of Westbrook SHP, L.L.C., which is a member of Sunstone Hotel Investors, L.L.C. Westbrook Real Estate Partners, LLC is also the managing member of Westbrook Real Estate Partners Management III, LLC, which is the general partner of each of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., which together with Westbrook SHP, LLC have the power to appoint three-fourths of the members of the executive committee of Sunstone Hotel Investors, L.L.C.

Page 3 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON WB Hotel Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 889,469 (1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 889,469 (1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,469 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management III, LLC, which is the general partner of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-Investment Partnership III, L.P., which together have the power to appoint a majority of the members of the executive committee of WB Hotel Investors, LLC.

Page 4 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Sunstone/WB Hotel Investors IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,584,761 (1) 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 4,584,761 (1) 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,761 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON OO

(1)	Power is exercised through Westbrook Real Estate Partners, L.L.C., which is the managing member of Westbrook Real Estate Partners Management IV, LLC, which is the general partner of each of Westbrook Real Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P., which together have the power to appoint a majority of the members of the executive committee of Sunstone/WB Hotel Investors IV, LLC.

Page 5 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 9,990,932 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 9,990,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,990,932
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14.	TYPE OF REPORTING PERSON OO

Page 6 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Sunstone Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

Page 7 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook SHP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

Page 8 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners Management III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

Page 9 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Page 10 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Co-Investment Partnership III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Page 11 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Partners Management IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

Page 12 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Page 13 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Westbrook Real Estate Co-Investment Partnership IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Page 14 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Paul D. Kazilionis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

Page 15 of 24 pages

CUSIP No. 867892101

1.	NAME OF REPORTING PERSON Jonathan H. Paul
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 9,990,932	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

Page 16 of 24 pages

ITEM 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sunstone Hotel Investors, Inc., a Maryland corporation (“Sunstone”). The principal executive offices of Sunstone are located at 903 Calle Amanecer, Suite 100, San Clemente, CA 92673.

ITEM 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by (i) Sunstone Hotel Investors, L.L.C., a Delaware limited liability company (“SHI”), (ii) WB Hotel Investors, LLC, a Delaware limited liability company (“WBHI”), (iii) Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company (“SWBHI IV”), (iv) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company (“WREP”), (v) Westbrook Sunstone Investors, LLC, a Delaware limited liability company (“WSI”), (vi) Westbrook SHP, LLC, a Delaware limited liability company (“WSHP”), (vii) Westbrook Real Estate Partners Management III, LLC, a Delaware limited liability company (“WREPM III”), (viii) Westbrook Real Estate Fund III, L.P., a Delaware limited partnership (“WREF III”), (ix) Westbrook Real Estate Co-Investment Partnership III, L.P., a Delaware limited partnership (“WRECIP III”), (x) Westbrook Real Estate Partners Management IV, LLC, a Delaware limited liability company (“WREPM IV”), (xi) Westbrook Real Estate Fund IV, L.P., a Delaware limited partnership (“WREF IV”), (xii) Westbrook Real Estate Co-Investment Partnership IV, L.P. (“WRECIP IV”), (xiii) Paul D. Kazilionis (“Kazilionis”), a member of WREP, and (xiv) Jonathan H. Paul (“Paul”), a member of WREP. SHI, WBHI, SWBHI IV, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) – (c)

The state or organization for each of SHI, WBHI, SWBHI IV, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV and WRECIP IV is Delaware. Both Kazilionis and Paul are citizens of the United States. The principal business address of SHI, WBHI, SWBHI IV, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV and WRECIP IV, which also serves as its principal office, is located at 13155 Noel Road, Suite 700, Dallas, TX 75240. The principal business address for Kazilionis is 262 South Beach Road, Hobe Sound, FL 33455. The principal business address for Paul is 222 Berkeley Street, Suite 2250, Boston, MA 02116.

The principal business of SHI, WBHI, SWBHI IV, WREF III, WRECIP III, WREF IV and WRECIP IV is to make direct and indirect investments in real estate and real estate interests. The principal business of WSI is to serve as the managing member of WSHP. The principal business of WSHP is to serve as a member of SHI. The principal business of WREPM III is to serve as the general partner of WREF III and WRECIP III. The principal business of WREPM IV is to serve as the general partner of WREF IV and WRECIP IV. The principal business of WREP is to serve as the managing member of WSI, WREPM III, WREPM IV and as the managing member of other similar funds.

Page 17 of 24 pages

(d) – (e)

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 3, 2004, a copy of which is attached hereto as Exhibit 2.

ITEM 3. Source and Amount of Funds or Other Consideration.

On October 26, 2004, SHI, WBHI and SWBHI IV acquired 4,516,702, 889,469 and 4,584,761 shares of Common Stock, respectively, pursuant to the Structuring and Contribution Agreement (the “Agreement”), dated July 2, 2004, among Sunstone, Sunstone Hotel Partnership, LLC, a Delaware limited liability company, SHI, SWBHI, WBHI, Sunstone/WB Manhattan Beach, LLC and Alter SHP LLC, a Delaware limited liability company. Pursuant to the Agreement, on October 26, 2004, Sunstone exchanged the shares of Common Stock for interests in certain property-owing entities as described under the caption “Formation and Structuring Transactions” in Sunstone’s final prospectus dated October 22, 2004 (File No. 333-117141, the “Final Prospectus”).

ITEM 4. Purpose of Transaction.

The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

The Reporting Persons have acquired the Common Stock in connection with Sunstone’s IPO for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management of Sunstone and may make suggestions concerning Sunstone’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Common Stock and other securities of Sunstone. Each Reporting Person expects that it will, from time to time, review its investment position in Sunstone and may, depending on market and other conditions, increase or decrease its investment position in Common Stock or other securities of Sunstone.

Whether the Reporting Persons purchase any additional Common Stock or other securities of Sunstone or dispose of any Common Stock or other securities of Sunstone, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Common Stock or other securities of Sunstone for purchase at particular price levels, Sunstone’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to

Page 18 of 24 pages

the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of Sunstone, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in Sunstone, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional Common Stock or other securities of Sunstone (by means of open market or privately negotiated purchases) or to dispose of some or all of the Common Stock or other securities of Sunstone held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Stock or other securities of Sunstone.

As of the date of the filing of this Statement, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, expects to evaluate on an ongoing basis Sunstone’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors it deems appropriate. Accordingly, the Reporting Persons reserve the right to change its plans and intentions at any time, as it deems appropriate, subject to relevant legal restrictions and certain contractual restrictions described in Item 6 below.

ITEM 5. Interest in Securities of the Issuer.

The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

(a) Percentage interest calculations for each Reporting Person are based upon Sunstone having 31,353,616 total outstanding shares of Common Stock as of the close of business on October 26, 2004, the closing date of the IPO.

(b) SHI is the record owner of 4,516,702 shares of Common Stock. WBHI is the record owner of 889,469 shares of Common Stock. SWBHI IV is the record owner of 4,584,761 shares of Common Stock.

As the managing member of WSI, WREPM III and WREPM IV, WREP may be deemed to own beneficially all 9,990,932 shares of Common Stock. As managing members of WREP, Kazilionis and Paul may be deemed to own beneficially all 9,990,932 shares of Common Stock pursuant to Rule 13d-3 under the Act.

WSHI, WSHP, WREPM III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul each disclaim beneficial ownership of all 9,990,932 shares of Common Stock.

Each of the Reporting Persons may be deemed to own beneficially 31.9% of Sunstone’s Common Stock, which percentage is calculated based upon 31,353,616 shares of Common Stock reported outstanding by Sunstone as of October 22, 2004, as disclosed in Sunstone’s Final Prospectus filed with the Securities and Exchange Commission.

Page 19 of 24 pages

(c) The Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 9,990,932 shares of Common Stock or any other securities of Sunstone acquired by the Reporting Persons as described in Item 3.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Structuring and Contribution Agreement

Subject to the terms and conditions set forth in the Structuring and Contribution Agreement, Sunstone will enter into a series of transactions to create a new corporate structure, in which SHI, WBHI and SWBHI IV will receive shares of Common Stock in exchange for interests in certain property-owing entities as described under the caption “Formation and Structuring Transactions” in Sunstone’s final prospectus dated October 22, 2004. A copy of the Structuring and Contribution Agreement is attached as Exhibit 1 hereto and is incorporated by reference herein.

Investor Agreement

A description of the material terms of the Investor Agreement, dated October 26, 2004 is set forth below. A copy of the Investor Agreement is attached as Exhibit 4 hereto and is incorporated by reference herein. The description of the Investor Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Investor Agreement.

Sunstone Director

Subject to the terms and conditions specified in the Investor Agreement and based upon SHI, WBHI and SWBHI IV’s ownership interest in Sunstone on a fully converted basis, acting as a group, SHI, WBHI and SWBHI IV will have the right to require the Board of Directors and nominating and corporate governance committee to nominate a designee or designees to the Board of Directors as follows: (1) one of the nine directors so long as SHI, WBHI and SWBHI IV hold more than 5% but less than 20% ownership interest in Sunstone; or (2) two of the nine directors so long as SHI, WBHI and SWBHI IV hold a 20% or greater ownership interest in Sunstone. If the number of directors on the Board of Directors increase, the number of directors that SHI, WBHI and SWBHI IV will have the right to require Sunstone to nominate shall also proportionately increase.

Page 20 of 24 pages

Registration Rights Agreement

Sunstone has agreed that under certain circumstances set forth in more detail in the Registration Rights Agreement it will register under the Securities Act of 1933, as amended (the “Securities Act”) the shares of Common Stock held by SHI, WBHI and SWBHI IV and any shares of Common Stock issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares of Common Stock. A copy of the Registration Rights Agreement is attached as Exhibit 4 hereto and is incorporated by reference herein.

Except as set forth herein or in the exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D.

Lock-up Agreements

In connection with the IPO, SHI, WBHI, and SWBHI IV have each agreed that, during the period beginning on the date of and continuing to and including the date 180 days after October 22, 2004, the date of the Final Prospectus, they will not without the prior written consent Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the public offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned or (d) grants of securities convertible into Common Stock to former employees of the Company, as described in the Final Prospectus; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence.

Page 21 of 24 pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1:	Structuring and Contribution Agreement, dated as of July 2, 2004, by and among by and among Sunstone Hotel Partnership, LLC, a Delaware limited liability company; Sunstone Hotel Investors, Inc., a Maryland corporation; Sunstone Hotel Investors, L.L.C., a Delaware limited liability company; Sunstone/WB Hotel Investors IV, LLC., a Delaware limited liability company; WB Hotel Investors, LLC, a Delaware limited liability company; Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company; and Alter SHP LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-11 (File No. 333-117141) filed by Sunstone).

Exhibit 2:	Joint Filing Agreement, dated November 3, 2004 among SHI, WBHI, SWBHI IV, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul.

Exhibit 3:	Investor Agreement, made and entered into as of October 26, 2004, among Sunstone Hotel Investors, Inc., a Maryland corporation, Sunstone Hotel Investors, L.L.C., a Delaware limited liability company, Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company, WB Hotel Investors, LLC, a Delaware limited liability company and Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company.

Exhibit 4:	Registration Rights Agreement, made and entered into as of October 26, 2004, among Sunstone Hotel Investors, Inc., a Maryland corporation, Sunstone Hotel Investors, L.L.C., a Delaware limited liability company, Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company, WB Hotel Investors, LLC, a Delaware limited liability company and Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company.

Exhibit 5:	Lock-up Agreement, dated as of October 26, between Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule I to the underwriting agreement and SHI.

Exhibit 6:	Lock-up Agreement, dated as of October 26, between Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule I to the underwriting agreement and WBHI.

Exhibit 7:	Lock-up Agreement, dated as of October 26, between Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule I to the underwriting agreement and SWBHI IV.

Page 22 of 24 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2004

Sunstone Hotel Investors, L.L.C.
By:	Westbrook SHP, LLC, Managing Member
	By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Real Estate Fund III, L.P.
By:	Westbrook Real Estate Partners Management III, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership III, L.P.
By:	Westbrook Real Estate Partners Management III, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook SHP, LLC
By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Sunstone Investors, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Page 23 of 24 pages

/s/ Patrick K. Fox

Westbrook Real Estate Partners Management III, LLC
By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Fund IV, L.P.
By:	Westbrook Real Estate Partners Management IV, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership IV, L.P.
By:	Westbrook Real Estate Partners Management IV, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Partners Management IV, LLC
By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Sunstone/WB Hotel Investors IV, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Vice President

WB Hotel Investors, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Page 24 of 24 pages

/s/ Paul D. Kazilionis
Paul D. Kazilionis

/s/ Jonathan H. Paul
Jonathan H. Paul

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1:	Structuring and Contribution Agreement, dated as of July 2, 2004, by and among by and among Sunstone Hotel Partnership, LLC, a Delaware limited liability company; Sunstone Hotel Investors, Inc., a Maryland corporation; Sunstone Hotel Investors, L.L.C., a Delaware limited liability company; Sunstone/WB Hotel Investors IV, LLC., a Delaware limited liability company; WB Hotel Investors, LLC, a Delaware limited liability company; Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company; and Alter SHP LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.1 to the registration statement on Form S-11 (File No. 333-117141) filed by Sunstone).

Exhibit 2:	Joint Filing Agreement, dated November 3, 2004 among SHI, WBHI, SWBHI IV, WREP, WSI, WSHP, WREMP III, WREF III, WRECIP III, WREPM IV, WREF IV, WRECIP IV, Kazilionis and Paul.

Exhibit 3:	Investor Agreement, made and entered into as of October 26, 2004, among Sunstone Hotel Investors, Inc., a Maryland corporation, Sunstone Hotel Investors, L.L.C., a Delaware limited liability company, Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company, WB Hotel Investors, LLC, a Delaware limited liability company and Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company.

Exhibit 4:	Registration Rights Agreement, made and entered into as of October 26, 2004, among Sunstone Hotel Investors, Inc., a Maryland corporation, Sunstone Hotel Investors, L.L.C., a Delaware limited liability company, Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company, WB Hotel Investors, LLC, a Delaware limited liability company and Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company

Exhibit 5:	Lock-up Agreement, dated as of October 26, between Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule I to the underwriting agreement and SHI.

Exhibit 6:	Lock-up Agreement, dated as of October 26, between Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule I to the underwriting agreement and WBHI.

Exhibit 7:	Lock-up Agreement, dated as of October 26, between Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as representatives of the several underwriters named in Schedule I to the underwriting agreement and SWBHI IV.

Exhibit 2

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Sunstone Hotel Investors, L.L.C.
By:	Westbrook SHP, LLC, Managing Member
	By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Real Estate Fund III, L.P.
By:	Westbrook Real Estate Partners Management III, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership III, L.P.
By:	Westbrook Real Estate Partners Management III, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook SHP, LLC
By:	Westbrook Sunstone Investors, LLC, Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Sunstone Investors, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Westbrook Real Estate Partners Management III, LLC
By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Fund IV, L.P.
By:	Westbrook Real Estate Partners Management IV, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Co-Investment Partnership IV, L.P.
By:	Westbrook Real Estate Partners Management IV, LLC, General Partner
	By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Westbrook Real Estate Partners Management IV, LLC
By:	Westbrook Real Estate Partners, L.L.C., Managing Member

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Managing Member

Sunstone/WB Hotel Investors IV, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Vice President

WB Hotel Investors, LLC

/s/ Patrick K. Fox
Name:	Patrick K. Fox
Title:	Secretary

Paul D. Kazilionis

/s/ Paul D. Kazilionis
Name:	Paul D. Kazilionis

Jonathan H. Paul

/s/ Jonathan H. Paul
Name:	Jonathan H. Paul

Dated: November 4, 2004

Exhibit 3

INVESTORS AGREEMENT

This INVESTORS AGREEMENT (this “Agreement”), is made and entered into as of October 26, 2004, among Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), Sunstone Hotel Investors, L.L.C., a Delaware limited liability company (“Sunstone Hotel Investors”), Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company (“Sunstone/WB Hotel Investors IV”), WB Hotel Investors, LLC, a Delaware limited liability company (“WB Hotel Investors”) and Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company (“Sunstone/WB Manhattan Beach”). Each of Sunstone Hotel Investors, Sunstone/WB Hotel Investors IV, WB Hotel Investors and Sunstone/WB Manhattan Beach is referred to as an “Investor” and they are collectively referred to as the “Investors”.

WHEREAS, concurrently with the execution of this Agreement, the Company will effect an initial public offering of shares of its common stock; and

WHEREAS, the Company and the Investors desire to establish in this Agreement certain terms and conditions concerning the corporate governance of the Company.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following respective meanings:

“Aggregate Stock Ownership Limit” has the meaning set forth in the Charter.

“Board of Directors” means the Board of Directors of the Company.

“Capital Stock” has the meaning set forth in the Charter.

“Charter” means the Amended and Restated Charter of the Company.

“Common Stock Ownership Limit” has the meaning set forth in the Charter.

“Director” means a member of the Board of Directors.

“Excepted Holder” has the meaning set forth in the Charter.

“Excepted Holder Limit” has the meaning set forth in the Charter.

“Investor Director” means a Director who is designated for such position by the Investors in accordance with Section 2.1.

“Investors’ Percentage Interest” means the percentage determined by dividing (i) the Shares by (ii) the outstanding shares of common stock of the Company, including shares of common stock owned by the Investors, and the shares of common stock issuable upon conversion of Membership Units.

“Membership Units” means membership units in the Partnership.

“Nominating and Corporate Governance Committee” means the Nominating and Corporate Governance Committee of the Board of Directors or the Board of Directors or other committee of the Board of Directors who has the authority to nominate directors for election.

“Partnership” means Sunstone Hotel Partnership, LLC, a Delaware limited liability company.

“Shares” means the shares of common stock owned by or issuable upon conversion of Membership Units owned by the Investors. Shares do not include shares of common stock or Membership Units acquired after the date of this Agreement other than upon conversion of Membership Units owned by the Investors on the date of this Agreement. Shares do include any other securities that subsequently may be issued or issuable by the Company as a result of a stock split or dividend or similar transaction involving the Shares and any securities into which the Shares may thereafter be changed or exchanged as a result of the reincorporation of the Company or merger, consolidation, recapitalization or similar transaction.

“Transfer” has the meaning set forth in the Charter.

ARTICLE II

CORPORATE GOVERNANCE

Section 2.1 Composition of the Board of Directors. The composition of the Board of Directors and manner of selecting members thereof shall be as follows:

(a) The Board of Directors shall be comprised of nine Directors. Such number of Directors shall be increased only in accordance with the Charter and the bylaws of the Company and Section 2.1(h) hereunder.

(b) Except as otherwise provided herein, the Directors shall be nominated as follows (it being understood that such nomination shall include any nomination of any incumbent Director for reelection to the Board of Directors):

(i) the Investors shall have the right to designate two Investor Directors, each of whom shall be nominated by the Nominating and Corporate Governance Committee; and

(ii) the Nominating and Corporate Governance Committee shall nominate the remaining Directors.

(c) Notwithstanding anything in the foregoing paragraph (b) to the contrary, (i) if at any time the Investors’ Percentage Interest is less than 20% but at least 5%, the Directors shall be nominated as set forth in such paragraph (b) except the Investors shall have the right to designate one Investor Director and (ii) if at any time the Investors’ Percentage Interest is less than 5%, the Investors shall have no right to designate any Investor Directors and the Nominating and Corporate Governance Committee shall nominate all the Directors.

(d) Each Director nominated as provided above shall be included in the Company’s Notice of Meeting and Nominees for any election of Directors, which shall include only one nominee for each Director position subject to election, and shall be deemed nominated by or at the direction of the Board of Directors pursuant to the bylaws of the Company.

(e) The Investors and the Nominating and Corporate Governance Committee, respectively, shall have the right to designate any replacement for a Director designated for nomination or nominated in accordance with this Section 2.1 by the Investors or the Nominating Committee, respectively, upon the death, resignation, retirement, disqualification or removal from office of such Director. The Board of Directors shall elect each person so designated to fill the vacancy.

(f) In the event that the number of Investor Directors on the Board of Directors is less than the number that the Investors have the right (and wish) to designate pursuant to this Section 2.1, the Company shall take all necessary action to create sufficient vacancies on the Board of the Company to permit the Investors to designate the full number of Investor Directors which they are entitled (and wish) to designate pursuant to this Section 2.1 (such action to include seeking the resignation or removal of Directors, expanding the size of the Board of Directors or, at the request of the Investors, calling a special meeting of the shareholders of the Company for the purpose of removing Directors to create such vacancies to the extent permitted by applicable law). Upon the creation of any vacancy pursuant to the preceding sentence, the Investors shall designate the person to fill such vacancy in accordance with this Section 2.1 and the Board of Directors shall elect each person so designated.

(g) In the event that the number of Investor Directors on the Board of Directors exceeds the number that the Investors have the right (and wish) to designate pursuant to this Section 2.1, the Investors shall, if requested by the Board of Directors (not including the Investor Directors), take all appropriate action to cause to resign that number of Investor Directors as is required to make the remaining number of such Investor Directors conform to this Section 2.1.

(h) In the event the number of Directors on the Board of Directors is increased, the number of Directors that the Investor Directors shall have the right to designate pursuant to Section 2.1(b) shall be the total number of Directors on the Board of Directors multiplied by 0.2222, rounded to the nearest whole number, and the number of Directors that the Investor Directors shall have the right to designate pursuant to Section 2.1(c)(i) shall be the total number of Directors on the Board of Directors multiplied by 0.1111, rounded to the nearest whole number. In the event the number of Directors on the Board of Directors is decreased, the number of Directors that the Investor Directors shall have the right to designate pursuant to Section 2.1(b) and Section 2.1(c) shall not change.

Section 2.2 Solicitation and Voting of Shares.

(a) The Company shall use its best efforts, consistent with the fiduciary duties of the Directors, to solicit from the stockholders of the Company eligible to vote for the election of Directors proxies (i) in favor of the nominees selected in accordance with Section 2.1, (ii) in favor of removal of any Director as contemplated by Section 2.1(g) and (iii) otherwise against the removal of any Director designated in accordance with Section 2.1.

(b) In any election of Directors or any meeting of the stockholders of the Company called expressly for the removal of Directors, so long as the Board of Directors includes (and will include after any such removal) the number of Investor Directors contemplated by Section 2.1, the Investors shall be present for purposes of establishing a quorum and shall vote all their shares of common stock (i) in favor of the nominees selected in accordance with Section 2.1, (ii) in favor of removal of any Director as contemplated by Section 2.1(g) and (iii) otherwise against the removal of any Director designated in accordance with Section 2.1. In any other matter submitted to a vote of the stockholders of the Company, the Investors may vote any or all of their shares in their sole discretion.

(c) The Company and the Investors, as stockholders of the Company, agree that they will take all actions reasonably within their control as necessary to effect the provisions of this Agreement and will not take any actions, including amending the Charter or bylaws of the Company, that would affect the ability or process for Investors to nominate directors pursuant to this Agreement.

Section 2.3 Investor Director Information. Each Investor Director shall provide to the Company (a) the name, age, business address and residence address of such individual, (b) the class, series and number of any shares of stock of the Company that are beneficially owned by such individual and (c) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if a contest is not involved), or otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder (including such individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

ARTICLE III

EXCEPTED HOLDER LIMIT

Section 3.1 Excepted Holder Limit. The Company, acting through its board of directors, has approved an exemption from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit set forth in the Charter for the Investors. Effective as of the date hereof, the Investors shall be treated as an Excepted Holder, and shall be subject in the aggregate to an Excepted Holder Limit of 45 percent.

Section 3.2 Modification of Excepted Holder Limit. Subject to the limitations provided in Sections 7.2.1(a)(ii) and 7.2.8 of the Charter, the Excepted Holder Limit for the Investors shall be modified as follows:

(a) The Excepted Holder Limit for the Investors shall be reduced after any Transfer permitted in Article VII of the Charter by the Investors by the percentage of the outstanding shares of Capital Stock so Transferred, but the Excepted Holder Limit for the Investors shall not be reduced to a percentage which is less than the Common Stock Ownership Limit.

(b) Upon the issuance by the Company of any Capital Stock, the Excepted Holder Limit for the Investors shall be reduced to the percentage of the outstanding shares of Capital Stock held by the Investors immediately after such issuance, but the Excepted Holder Limit for the Investors shall not be reduced to a percentage which is less than the Common Stock Ownership Limit.

(c) Upon the repurchase by the Company of any Capital Stock, the Excepted Holder Limit for the Investors shall be increased to the percentage of the outstanding shares of Capital Stock held by the Investors immediately after such repurchase.

(d) Prior to the modification of the Excepted Holder Limit for the Investors pursuant to this Section 3.2, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company’s status as a REIT (as defined in the Charter).

Section 3.3 Representations. The exception described in Section 3.1 above is subject to the present and continuing accuracy of the following facts and representations:

(a) No individual, within the meaning of Section 542(a)(2) of the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”), as modified for purposes of the REIT ownership requirements by Section 856(h)(3)(A) of the Code (an “Individual”), directly, indirectly or constructively owns, applying the constructive ownership rules contained in Section 544 of the Code, as modified for REIT purposes by Section 856(h)(1) of the Code (“Owns”), an interest of more than 9.8 percent in the Investors.

(b) No Individual Owns, through the Investors, an interest in any or all classes or series of capital stock of the Company of more than 9.8 percent.

(c) To the knowledge and belief of the Investors, the Investors do not Own more than a 9.8 percent interest in any tenant of a property in which the Company holds any direct or indirect equity interest.

In addition, as a condition to the Investors’ continued treatment as an Excepted Holder subject to an Excepted Holder Limit, the Investors agree to confirm, from time to time, their ownership interests, if any, upon request, in (i) tenants of properties in which the Company holds a direct or indirect interest, (ii) any entity that directly, beneficially or constructively owns any interest in the Company, and (iii) any entity directly, beneficially or constructively owned or controlled by the Company.

The exception described in this Article III: (i) relates solely to the Aggregate Stock Ownership Limit and Common Stock Ownership Limit for purposes of applying Section 7.2.1(a)(i) of the Charter, and does not affect the application of any other limitations contained in the Charter, and (ii) relates only to shares of stock of the Company that are owned directly by the Investors, and does not affect the application of the Aggregate Stock Ownership Limit or the Common Stock Ownership Limit to shares of stock of the Company that are owned through any other chain. To the extent that any of the representations set forth above cease to be true at any time, shares of the Company’s stock Owned by the Investors may be automatically transferred to a trust to the extent provided by Sections 7.2.1(b), 7.2.7(a)(iii) and 7.3 of the Charter.

ARTICLE IV

OTHER MANAGEMENT RIGHTS

Section 4.1 General. In order to ensure that the Investors may substantially participate in, or substantially influence the conduct of, the management of the Company and the Partnership, and are therefore considered to have “management rights” within the meaning of United States Department of Labor Regulation 29 C.F.R. Section 2510.3-101(d)(3)(ii) with respect to their investments in the Shares and the Membership Units, the parties hereby agree as provided in this Article IV.

Section 4.2 Management Rights. The Company agrees that for so long as the Investors’ Percentage Interest is at least 5%, the Company shall:

(a) Provide each Investor or its designated representative with:

(i) as soon as available and in any event within forty-five (45) days after the end of the first three quarters of each fiscal year of the Company, consolidated balance sheets of the Company and its subsidiaries as of the end of such period, and consolidated statements of income and cash flows of the Company and its subsidiaries for such period, prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, and subject to the absence of footnotes and to year-end adjustments;

(ii) as soon as available and in any event within one hundred and twenty (120) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries as of the end of such year, and consolidated statements of income and cash flows of the Company and its subsidiaries for the year then ended, prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, together with an auditor’s report thereon of a firm of established national reputation;

(iii) to the extent the Company is required by law or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Exchange Act actually prepared by the Company as soon as available, which shall be deemed to satisfy clauses (i) and (iii); and

(iv) true and correct copies of all other documents, reports, financial data and other information as the Investor may reasonably request with respect to the business and operations of the Company and the Partnership.

(b) Permit each Investor or its designated representative to visit and inspect any of the offices or other properties of the Company or any of its subsidiaries, to inspect the books of account of the Company or any subsidiary, and to discuss the affairs, finances and accounts of the Company or any subsidiary with its officers, all at such times during normal business hours as the Investor may reasonably request and upon reasonable notice.

(c) Permit each Investor or its designated representative to consult with appropriate officers and/or directors of the Company and its subsidiaries, at such times as reasonably requested by the Investor from time to time upon reasonable notice, with respect to all matters relating to the business and operations of the Company and its subsidiaries, and to make recommendations with respect thereto.

Section 4.3 Company Retains Discretion. The Company agrees to consider, in good faith, the recommendations of the Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.

Section 4.4 Confidentiality. The Investor agrees, and will require each designated representative of the Investor to agree, to hold in confidence and not use or disclose to any third party (other than its legal counsel and accountants) any confidential information provided to or learned by such party in connection with the Investor’s rights under this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment; Termination. This Agreement may be amended, modified or supplemented but only in writing signed by each of the parties hereto. This Agreement shall terminate when the Investors no longer own any Shares.

Section 5.2 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by courier or a courier service, (b) on the date of transmission if sent by facsimile or (c) three business days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

If to the Company, addressed as follows:

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Attention: Jon D. Kline

Facsimile No.: (949) 369-4110

with a copy to:

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

Attention: Alison S. Ressler and Steven B. Stokdyk

Facsimile No.: (310) 712-8800

If to the Investors, addressed as follows:

LB 54, Suite 2400

13155 Noel Road

Dallas, Texas 75240

Attention: Patrick K. Fox

Facsimile No.: (972) 934-8333

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

Unless otherwise specified, the Company may presume that any notice provided by any Investor is made on behalf of all Investors and, unless otherwise agreed by the Company, all actions and obligations of the Investors shall be jointly as a group on a pro rata basis based on the number of Shares owned by such Investors.

Section 5.3 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

Section 5.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 5.5 Interpretation. The headings preceding the text of Articles and Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Subsections shall refer to those portions of this Agreement.

Section 5.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES.

Section 5.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. In the event that any transferee of any Investor shall acquire Shares of that Investor, in any manner, whether by gift, bequest, purchase, operation of law or otherwise, such transferee shall, without any further writing or action of any kind, be entitled to receive the benefits of and, if applicable, be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement.

Section 5.8 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer upon any third parties any remedy, claim, liability, reimbursement, cause of action or other right.

Section 5.9 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

Section 5.10 Entire Understanding. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the matters set forth herein and supersedes any and all prior agreements, arrangements and understandings among the parties.

Section 5.11 Specific Performance. Each of the parties acknowledges that the obligations undertaken by it pursuant to this Agreement are unique and that the other parties will not have an adequate remedy at law if it shall fail to perform any of its obligations hereunder, and each party therefore confirms that the right of each other party hereto to specific performance of the terms of this Agreement is essential to protect the rights and interests of such parties. Accordingly, in addition to any other remedies that the parties may have at law or in equity, each party shall have the right to have all obligations, covenants, agreements and other provisions of this Agreement specifically performed by each other party, and shall have the right to obtain preliminary and permanent injunctive relief to secure specific performance and to prevent a breach or contemplated breach of this Agreement by each other party.

Section 5.12 Reorganization. In connection with any merger, consolidation, sale of all or substantially all of the Company’s assets, the Company will use its best efforts to take such actions, or to cause the other party to such transaction to take such actions, to ensure that the parties hereto have, immediately after consummation of such transaction, substantially the same rights in respect of such other Person or the Company, as applicable, as they may have immediately prior to consummation of such transaction in respect of the Company under this Agreement.

*    *    *    *    *

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date and year first above written.

SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Chief Financial Officer

SUNSTONE HOTEL INVESTORS, L.L.C.

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

SUNSTONE/WB HOTEL INVESTORS IV, LLC

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

WB HOTEL INVESTORS, LLC

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

SUNSTONE/WB MANHATTAN BEACH, LLC

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

Exhibit 4

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), is made and entered into as of October 26, 2004, among Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), Sunstone Hotel Investors, L.L.C., a Delaware limited liability company (“Sunstone Hotel Investors”), Sunstone/WB Hotel Investors IV, LLC, a Delaware limited liability company (“Sunstone/WB Hotel Investors IV”), WB Hotel Investors, LLC, a Delaware limited liability company (“WB Hotel Investors”) and Sunstone/WB Manhattan Beach, LLC, a Delaware limited liability company (“Sunstone/WB Manhattan Beach”). Each of Sunstone Hotel Investors, Sunstone/WB Hotel Investors IV, WB Hotel Investors and Sunstone/WB Manhattan Beach is referred to as an “Investor” and they are collectively referred to as the “Investors”.

WHEREAS, concurrently with the execution of this Agreement, the Company will effect an initial public offering of shares of its common stock; and

WHEREAS, the parties desire to provide the Investors with certain registration rights.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

1. DEFINITIONS.

As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate”: with regard to a Person, a Person that controls, is controlled by, or is under common control with, such original Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “affiliated,” “controlling” and controlled” have meanings correlative to the foregoing.

“Closing Price”: the reported last sale price of the Company’s common stock on the New York Stock Exchange Composite Tape.

“Commission”: the Securities and Exchange Commission or any other applicable Federal agency at the time administering the Securities Act.

“Company”: as defined in the preamble, and shall include, where the context requires any Person into which the Company is merged or with which the Company is consolidated.

“Demand Registration”: an effective registration pursuant to a request made by the Investors pursuant to Section 2.1.

“Exchange Act”: the Securities Exchange Act of 1934, as amended.

“Membership Units”: any membership interests in Sunstone Hotel Partnership, LLC, a Delaware limited liability company.

“Overhang Risk”: a substantial risk that the sale of some or all of the Shares sought to be sold will substantially reduce the proceeds or price per Share to be derived from the sale.

“Person”: an individual, partnership, corporation, company (including a limited liability company), trust or unincorporated organization, or a government or agency or political subdivision thereof.

“Resale Rules”: as defined in Section 3.3.

“Securities Act”: the Securities Act of 1933, as amended.

“Shares”: the shares of common stock of the Company owned or issuable upon conversion of Membership Units owned by the Investors on the date of this Agreement, and any other securities that subsequently may be issued or issuable by the Company as a result of a stock split or dividend or other similar transaction involving the Shares and any securities into which the Shares may thereafter be changed or exchanged as a result of the reincorporation of the Company or merger, consolidation, recapitalization or other similar transaction.

“Shelf Registration”: an effective registration under Rule 415 of the Securities Act pursuant to Section 2.3.

“Violation”: as defined in Section 3.2(a).

2. REGISTRATION RIGHTS.

2.1 Demand Registration. Subject to any applicable lockup or standstill agreement to which the Company or any Investor is a party, from and after the date hereof and until October 26, 2005 (and for such additional period during which the Company fails to file or maintain a Shelf Registration pursuant to Section 2.3), the Investors may request the Company to register the resale of the Investors’ Shares pursuant to an underwritten offering. The Investors shall be entitled to one Demand Registration, provided that the Investors continue to own at least $50 million of Shares (based on the Closing Price) on the date the registration is requested.

2.2 Option to Acquire. In the event that the Company has received a request for a Demand Registration pursuant to Section 2.1, the Company shall have the option, for a period of 30 days from the date of the request, to acquire all of the Shares sought to be included in the Demand Registration at a per share price equal to the average Closing Price of the Shares during the 20-day period beginning 10 days prior to receipt of the request and ending 10 days thereafter. The Investors shall have the absolute right to withdraw their request for a Demand Registration at any time prior to the expiration of such 20-day period. In the event that the Company elects not to purchase all of the Shares covered by the request, the Company shall proceed with the registration of the Shares pursuant to this Article 2.

2.3 Shelf Registration. From and after October 26, 2005, the Company shall register the resale of the Investors’ Shares pursuant to Rule 415 under the Securities Act. Following the effectiveness of the registration statement, the Investors shall be entitled, upon at least 30 days’ (in the case of an underwritten offering) or 2 business days’ (in all other cases) prior written notice to the Company, to sell such number of Shares as are then registered pursuant to such registration statement. The Investors shall also give the Company prompt written notice of the consummation of such sale. The Investors shall not have the right to cause the Company to register their Shares under this Section 2.3 if the number of Shares requested to be so registered may be immediately sold pursuant to the Resale Rules. The Company’s obligation to maintain the effectiveness of such registration statement shall terminate at such time as the Investors’ Shares are freely tradeable pursuant to the Resale Rules.

2.4 Company’s Ability to Postpone. The Company shall have the privilege to postpone the filing or effectiveness of a registration statement under Section 2.1 and 2.3 and each proposed sale of Shares by the Investors under an effective registration statement, for a reasonable period of time (not exceeding 90 days) if the Company furnishes the Investors with a certificate signed by the Chief Executive Officer of the Company stating that the Company’s board of directors (not including directors affiliated with the Investors), in its good faith judgment, has determined that effecting the registration or sale at such time would adversely affect a material financing, acquisition, disposition of assets or stock, merger or other comparable transaction or would require the Company to make public disclosure of information the public disclosure of which would have a material adverse effect upon the Company; provided, however, that notwithstanding anything herein to the contrary, the Company shall only be entitled to exercise its rights under this Section 2.4 on two occasions during any 12-month period.

2.5 Registration Procedures. If and whenever the Company is required by any of the provisions of this Article 2 to effect the registration of any of the Shares under the Securities Act, the Company shall:

(a) prepare and file with the Commission a registration statement with respect to such Shares and use its reasonable efforts to cause such registration statement to become effective and remain effective for as long as shall be necessary to complete the distribution of the Shares so registered;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Shares covered by such registration statement whenever the Investors shall desire to sell or otherwise dispose of the same;

(c) furnish to the Investors such numbers of copies of a summary prospectus or other prospectus, including a preliminary prospectus or any amendment or supplement to any prospectus, in conformity with the requirements of the Securities Act, and such other documents, as the Investors may reasonably request in order to facilitate the public sale or other disposition of the Shares covered by such registration statement;

(d) use its reasonable efforts to register and qualify the Shares covered by such registration statement under such other securities or blue sky laws of such jurisdictions as the Investors shall reasonably request, and do any and all other acts and things reasonably requested by the Investors to assist them to consummate the public sale or other disposition in such jurisdictions of the Shares owned by the Investors, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or to file therein any general consent to service of process;

(e) otherwise use its reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, beginning with the first fiscal quarter beginning after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(f) use its reasonable efforts to list such Shares on any securities exchange or interdealer quotation system on which the shares of common stock of the Company are then listed, if the listing or quotation of such Shares is then permitted under the rules of such exchange or interdealer quotation system;

(g) if the Investors intend to dispose of their Shares through an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in customary and usual form, with the managing underwriter of such underwritten offering, including, without limitation, to obtain an opinion of counsel to the Company and a “comfort letter” from the independent public accountants to the Company in the usual and customary form for such underwritten offering;

(h) notify the Investors, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in such registration statement, as then in effect, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(i) make the Company’s executive officers available for presentations to investors to discuss the affairs of the Company at times that may be mutually and reasonably agreed upon; and

(j) upon the request of the Investors, take any and all other actions which may be reasonably necessary to complete the registration and thereafter to complete the distribution of the Shares so registered.

2.6 Underwritten Offering.

(a) If the proposed sale by the Investors in a Demand Registration or Shelf Registration is an underwritten offering, the Investors shall (together with the Company as provided in Section 2.5(g)), enter into an underwriting agreement in customary and usual form with the managing underwriter selected for such underwriting by the Company or selected by the Investors and approved by the Company. Each Investor hereby agrees that it may not participate in any underwritten offering hereunder unless it (i) agrees to sell its Shares on the basis provided in the underwriting agreement and (ii) completes and executes all questionnaires, powers of attorney and other documents reasonably required under the terms of the underwriting agreement or by the Company.

(b) If the managing underwriter in an underwritten offering advises that the number of Shares sought to be included in such offering would create an Overhang Risk, then the number of Shares to be sold by the Investors participating in such offering shall be reduced to the number of Shares recommended by the managing underwriter, and the amount of Shares to be offered by the Investors shall be allocated pro rata among the Investors on the basis of the number of Shares owned by such Investors.

(c) The Investors may not make more than four underwritten offerings pursuant to a Demand Registration, Shelf Registration or Section 3.5. For this purpose, “underwritten offerings” do not include block purchases from the Investors by brokers or dealers without any marketing efforts by the Company or the Investors.

3. PROVISIONS APPLICABLE TO REGISTRATION RIGHTS.

3.1 Expenses.

(a) Except as set forth in Section 3.1(b), the expenses specified in the following sentence incurred in any Shelf Registration or Demand Registration (or any attempted Shelf Registration or Demand Registration that is not consummated) of the Investors’ Shares under this Agreement shall be paid by the Investors pro rata on the basis of the number of Shares registered or attempted to be registered. The expenses referred to in the preceding sentence shall be limited to underwriters’ discounts or commissions or fees or fees of placement agents and fees and disbursements of one counsel for the Investors.

(b) All other expenses incurred in any Shelf Registration or Demand Registration (or any attempted Shelf Registration or Demand Registration that is not consummated) shall be paid by the Company, including, without limitation, (i) the expenses of its counsel, including fees and expenses related to the preparation, printing and distribution of the registration statement and the prospectus used in connection therewith and any amendment or supplement thereto, (ii) any necessary accounting expenses, including any special audits which shall be necessary to comply with governmental requirements in connection with any such registration, including the expense related to any comfort letters and (iii) expenses of complying with the securities or blue sky laws of any jurisdictions.

3.2 Indemnification. In the event the Investors’ Shares are included in a registration statement under Article 2:

(a) Indemnity by Company. Without limitation of any other indemnity provided to an Investor, to the extent permitted by law, the Company will indemnify and hold harmless each Investor, the Affiliates, officers, directors and partners of each Investor, each underwriter (as defined in the Securities Act), and each Person, if any, who controls an Investor or underwriter (within the meaning of the Securities Act), against any losses, claims, damages, liabilities and expenses (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statements (including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto), (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any other violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, and the Company will reimburse each Investor and its Affiliates, officers, directors or partners, underwriter and controlling person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability, expense or action; provided, however, that the Company shall not be liable to any Investor in any such case for any such loss, claim, damage, liability, expense or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Investor or any Affiliate, officer, director, partner or controlling person thereof.

(b) Indemnity by Investors. In connection with any registration statement in which the Investors are participating, the Investors will furnish to the Company in writing such reasonably necessary information as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or Exchange Act) against any losses, claims, damages, liabilities and expenses resulting from any Violation, but only to the extent that such Violation is contained in any information furnished in writing to the Company by the Investors stated to be specifically for use in such registration statement or prospectus (the furnishing of such reasonably necessary information by the Investors being a condition precedent to the Company’s obligation to cause the registration statement to become effective); provided, that the obligation to indemnify will be several and not joint with any other Person and will be limited to the net amount received by the Investor from the sale of Shares, pursuant to such registration statement.

(c) Notice; Right to Defend. Promptly after receipt by an indemnified party under this Section 3.2 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 3.2, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, if the indemnifying party agrees in writing that it will be responsible for any costs, expenses, judgments, damages and losses incurred by the indemnified party with respect to such claim, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if the indemnified party reasonably believes that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 3.2 only if and to the extent that such failure is prejudicial to its ability to defend such action, and the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party other than under this Section 3.2.

(d) Contribution. If the indemnification provided for in this Section 3.2 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount an Investor shall be obligated to contribute pursuant to this Section 3.2(d) shall be limited to an amount equal to the proceeds to the Investor of the Shares sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Investor has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Shares).

(e) Survival of Indemnity. The indemnification provided by this Section 3.2 shall be a continuing right to indemnification and shall survive the registration and sale of any securities by any Person entitled to indemnification hereunder and the expiration or termination of this Agreement.

3.3 Rule 144. In order to permit each Investor to sell the Shares it holds, if it so desires, from time to time pursuant to Rule 144 promulgated by the Commission or any successor to such rule or any other rule or regulation of the Commission that may at any time permit each Investor to sell its Shares to the public without registration (“Resale Rules”), the Company will:

(a) comply with all rules and regulations of the Commission applicable in connection with use of the Resale Rules;

(b) make and keep adequate and current public information available, as those terms are understood and defined in the Resale Rules, at all times;

(c) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

(d) furnish to each Investor so long as it owns any Shares, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Resale Rules, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and any other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing an Investor of any rule or regulation of the Commission which permits the selling of any such Shares without registration; and

(e) take any action (including cooperating with each Investor to cause the transfer agent to remove any restrictive legend on certificates evidencing the Shares) as shall be reasonably requested by the Investor or which shall otherwise facilitate the sale of Shares from time to time by the Investor pursuant to the Resale Rules.

3.4 Investor Status and Responsibilities. Each Investor acknowledges the limitations that may be imposed upon the Investor under Section 10 of the Exchange Act and the rules and regulations thereunder in connection with the Investor’s sale or transfer of Shares and agrees to sell or transfer any such Shares only subject to any such applicable limitations.

3.5 Piggyback Registration Rights. If the Company proposes to make an underwritten offering of its common stock, the Investors shall be entitled to sell Shares in such offering subject to compliance with Sections 2.6(a), (b) and (c). The Investors may not include Shares in more than two underwritten offerings pursuant to this Section 3.5. The Company may grant other holders of its shares of common stock the right to include any or all of such holders’ shares in any registration statement filed on behalf of the Investors, subject in the case of an underwritten offering to there not being an Overhang Risk.

4. MISCELLANEOUS.

4.1 Amendment; Termination. This Agreement may be amended, modified or supplemented but only in writing signed by each of the parties hereto. This Agreement shall terminate when the Investors no longer own any Shares.

4.2 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by courier or a courier service, (b) on the date of transmission if sent by facsimile or (c) three business days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

If to the Company, addressed as follows:

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Attention: Jon D. Kline

Facsimile No.: (949) 369-4110

with a copy to:

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

Attention: Alison S. Ressler and Steven B. Stokdyk

Facsimile No.: (310) 712-8800

If to the Investors, addressed as follows:

LB 54, Suite 2400

13155 Noel Road

Dallas, Texas 75240

Attention: Patrick K. Fox

Facsimile No.: (972) 934-8333

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

Unless otherwise specified, the Company may presume that any notice provided by any Investor is made on behalf of all Investors and, unless otherwise agreed by the Company, all actions and obligations of the Investors shall be jointly as a group on a pro rata basis based on the number of Shares owned by such Investors.

4.3 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

4.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.5 Interpretation. The headings preceding the text of Articles and Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Subsections shall refer to those portions of this Agreement.

4.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES.

4.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. In the event that any transferee of any Investor shall acquire Shares of that Investor, in any manner, whether by gift, bequest, purchase, operation of law or otherwise, such transferee shall, without any further writing or action of any kind, be entitled to receive the benefits of and, if applicable, be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement.

4.8 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer upon any third parties any remedy, claim, liability, reimbursement, cause of action or other right.

4.9 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

4.10 Entire Understanding. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the matters set forth herein and supersedes any and all prior agreements, arrangements and understandings among the parties.

4.11 Specific Performance. Each of the parties acknowledges that the obligations undertaken by it pursuant to this Agreement are unique and that the other parties will not have an adequate remedy at law if it shall fail to perform any of its obligations hereunder, and each party therefore confirms that the right of each other party hereto to specific performance of the terms of this Agreement is essential to protect the rights and interests of such parties. Accordingly, in addition to any other remedies that the parties may have at law or in equity, each party shall have the right to have all obligations, covenants, agreements and other provisions of this Agreement specifically performed by each other party, and shall have the right to obtain preliminary and permanent injunctive relief to secure specific performance and to prevent a breach or contemplated breach of this Agreement by each other party.

4.12 Reorganization. In connection with any merger, consolidation, sale of all or substantially all of the Company’s assets, the Company will use its best efforts to take such actions, or to cause the other party to such transaction to take such actions, to ensure that the parties hereto have, immediately after consummation of such transaction, substantially the same rights in respect of such other Person or the Company, as applicable, as they may have immediately prior to consummation of such transaction in respect of the Company under this Agreement.

*    *    *    *    *

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date and year first above written.

SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Chief Financial Officer

SUNSTONE HOTEL INVESTORS, L.L.C.

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

SUNSTONE/WB HOTEL INVESTORS IV, LLC

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

WB HOTEL INVESTORS, LLC

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

SUNSTONE/WB MANHATTAN BEACH, LLC

By:	/s/ Jon D. Kline
Name:	Jon D. Kline
Title:	Vice President

Exhibit 5

LOCK-UP AGREEMENT

October 26, 2004

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Merrill Lynch, Pierce, Fenner & Smith Incorporated

World Financial Center

North Tower, 10th Floor

New York, New York 10080

Morgan Stanley & Co. Incorporated

1585 Broadway Street

New York, New York 10036

Dear Sirs and Mesdames:

The undersigned understands that Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), providing for the public offering (the “Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of 24,265,000 shares (the “Shares”) of Common Stock, par value $0.01, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Offering to continue their efforts in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned or

(d) grants of securities convertible into Common Stock to former employees of the Company, as described in the Prospectus; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

/s/ PATRICK K. FOX
Sunstone Hotel Investors, L.L.C.

Address:

Exhibit 6

LOCK-UP AGREEMENT

October 26, 2004

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Merrill Lynch, Pierce, Fenner & Smith Incorporated

World Financial Center

North Tower, 10th Floor

New York, New York 10080

Morgan Stanley & Co. Incorporated

1585 Broadway Street

New York, New York 10036

Dear Sirs and Mesdames:

The undersigned understands that Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), providing for the public offering (the “Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of 24,265,000 shares (the “Shares”) of Common Stock, par value $0.01, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Offering to continue their efforts in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned or

(d) grants of securities convertible into Common Stock to former employees of the Company, as described in the Prospectus; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

/s/ PATRICK K. FOX
WB Hotel Investors, LLC

Address:

Exhibit 7

LOCK-UP AGREEMENT

October 26, 2004

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Merrill Lynch, Pierce, Fenner & Smith Incorporated

World Financial Center

North Tower, 10th Floor

New York, New York 10080

Morgan Stanley & Co. Incorporated

1585 Broadway Street

New York, New York 10036

Dear Sirs and Mesdames:

The undersigned understands that Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), providing for the public offering (the “Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of 24,265,000 shares (the “Shares”) of Common Stock, par value $0.01, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Offering to continue their efforts in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or gifts, (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned or

(d) grants of securities convertible into Common Stock to former employees of the Company, as described in the Prospectus; provided, that in the case of any transactions relating to shares of Common Stock or other securities acquired in open market transactions pursuant to clause (a), no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions; and provided, further, that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock during the restricted period referred to in the foregoing sentence. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

/s/ PATRICK K. FOX
Sunstone/WB Hotel Investors IV, LLC

Address: